SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In response to Oficio GAE 0196-14 - BM&FBovespa, transcribed below, regarding news published in the press on 01.30.2014, concerning the cancellation of the credit line from Caixa Econômica Federal - CEF, specific for restructuring and extension of the debt balance of the loan agreements signed by the subsidiary Companies of Eletrobras, with RGR funding, we refere to the Market Announcement of 12.04.2013  which  clarified that the arrangements to the fulfillment  of the conditions  to release the resources from the referred credit line were discontinued due to the information that the line of credit was cancelled.

GAE 0196-14

January 30, 2014

Centrais Elétricas Brasileiras S.A. - Eletrobras

Investor Relations Officer

Mr. Armando Casado de Araújo

Dear Sirs,

We request clarification by January 31, 2014, regarding the mentioned article published by Agência Estado - Broadcast in 01/30/2014, under the title  “Augustin: The transfer of R$ 2.3 billion  from Caixo to Eletrobras is cancelled”, as well as any other information you may consider important.

This request falls within the scope of the cooperation agreement, signed by CVM and BM&FBOVESPA on December 13, 2011, and your non-compliance may subject the company to the possible imposition of a coercive fine (multa cominatória) by the supervisor of relationships with companies – SEP of CVM, in accordance with the provisions of CVM Instruction No. 452/07.

Nelson Barroso Ortega

Department of relations with issuers

BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros

Rio de Janeiro, January 31, 2014.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.